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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015 10 6

(CUSIP Number)

Mary C. Adams, Assistant Secretary

Learning Tree International, Inc.

6053 Century Blvd.

Los Angeles, CA 90045-0028

310-342-2229

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric R. Garen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,443,966 8. Shared Voting Power 0 9. Sole Dispositive Power 2,443,966 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,443,966

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.4%.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nancy Garen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,443,966 8. Shared Voting Power 0 9. Sole Dispositive Power 2,443,966 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,443,966

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.4%.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Theodore E. Guth

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,216,064 8. Shared Voting Power 0 9. Sole Dispositive Power 1,216,064 10. Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,216,064

(Mr. Guth is the sole trustee of three trusts that collectively own 1,211,064 shares and as to which he disclaims beneficial ownership.)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Garen Family Foundation, Tax ID # 95-4621093

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 270,380 8. Shared Voting Power 0 9. Sole Dispositive Power 270,380 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.6%.

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 6053 West Century Blvd., Los Angeles, CA 90045.

Item 2.	Identity and Background

This filing amends a Schedule 13D/A filed by Eric R. Garen on March 25, 2004, and a Schedule 13G/A filed by Theodore E. Guth on January 31, 2002. This statement is being filed by the following persons (the “Reporting Persons”):

a.	Eric R. Garen is Vice Chairman of the Company, whose principal address is 6053 West Century Boulevard, Los Angeles, California 9045. Nancy Garen is his wife. Eric and Nancy Garen are co-trustees of the Garen Family Trust, a California living trust.

b.	The Garen Family Foundation (the “Foundation”), is a Section 501(c)(3) exempt private foundation, of which Eric and Nancy Garen are co-trustees. The Garens disclaim beneficial ownership of all shares owned by the Foundation.

c.	Theodore E. Guth is an attorney in private practice with offices at 10866 Wilshire Boulevard, Suite 1250, Los Angeles, California 90024. Mr. Guth’s ownership of Common Stock derives primarily from his role as trustee under three trusts established by Eric R. Garen and Nancy Garen for the benefit of their children: (1) the Garen Dynasty Trust, an irrevocable Delaware trust; (2) the Nicole Suzanne Garen Family Trust, an irrevocable California trust; and (3) the Steven Robert Garen Family Trust, an irrevocable California trust (collectively, the “Trusts”). Mr. Guth disclaims beneficial ownership of all shares owned by the Trusts. Mr. Guth individually owns fully vested options to purchase 5,000 shares of the Common Stock.

d.	During the past five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

e.	Eric and Nancy Garen and Mr. Guth are citizens of the United States. The Foundation is a Section 501(c)(3) exempt privation foundation.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.	Purpose of Transaction

As of May 10, 2004, each of the Garen Family Trust, the Garen Dynasty Trust, the Nicole Suzanne Garen Family Trust, the Steven Robert Garen Family Trust and the Garen Family Foundation (each, a

“Participating Person”), and Charles Schwab & Co., Inc., entered into written five year liquidity programs (collectively, the “Trading Plans”) for the diversification of the Participating Persons’ assets. The Trading Plans are intended to satisfy the affirmative defense conditions of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934. The Trading Plans become effective on June 15, 2004 (with sales no earlier than August 15, 2004) and provide for a set number shares of Common Stock to be sold each quarter based on the trading price of the Common Stock. No sales will be made under the Trading Plans in any quarter unless the price of the Common Stock exceeds $15.00, with an escalating number of shares to be sold each quarter as the price of the Common Stock increases. For example, if the price of the Common Stock were $15 per share in a quarter, the Participating Persons in aggregate would sell a total of 20,000 shares under the Trading Plans (approximately 0.5% of the current beneficial holdings of the Participating Persons); if the price of the Common Stock were $25 per share in a quarter, the Participating Persons would sell a total of 90,000 shares under the Trading Plans in a quarter (approximately 2.5% of the current beneficial holdings of the Participating Persons). Each Participating Person retains full power to amend or cancel its Trading Plan without any consent of any other Reporting Person. The Trading Plans do not affect the rights of each Reporting Person to vote their shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) According to the Company’s Quarterly Report on Form 10-Q filed May 10, 2004, the Company had an aggregate of 17,023,761 shares of Common Stock outstanding as of May 3, 2004.

(b) The aggregate number of shares of Common Stock beneficially owned by Eric and Nancy Garen is 2,443,966 shares constituting 14.4% of the outstanding shares of Common Stock of the Company, of which (1) 2,173,586 shares are owned by the Garen Family Trust, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power; and (2) 270,380 shares are owned by the Garen Family Foundation, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power and each disclaims beneficial ownership. The shares listed for Eric and Nancy Garen do not include an aggregate of 1,211,064 shares of Common Stock owned by the Trusts for the benefit of the Garens’ children and as to which they lack voting and dispositive power and disclaim beneficial ownership.

(c) The shares of Common Stock listed for Mr. Guth include (1) fully vested options to purchase 5,000 shares; (2) 524,032 shares held by the Nicole Suzanne Garen Family Trust, of which Mr. Guth is the sole trustee and as to which he disclaims beneficial ownership; (3) 524,032 shares held by the Steven Robert Garen Family Trust, of which Mr. Guth is the sole trustee and as to which he disclaims beneficial ownership; (4) 163,000 shares held by the Dynasty Trust, of which Mr. Guth is the sole individual trustee and sole trust protector and as to which he disclaims beneficial ownership.

(d) Beneficial ownership of the Reporting Persons is summarized below:

Capacity	Eric Garen	Nancy Garen	Theodore E. Guth
As trustee of the Garen Family Trust, a living trust	2,173,586	2,173,586	0
As fully vested options	0	0	5,000
As trustee of the Garen Family Foundation	270,380	270,380	0
As trustee of the Nicole Suzanne Garen Family Trust	0	0	524,032
As trustee of the Steven Robert Garen Family Trust	0	0	524,032
As trustee of the Garen Dynasty Trust	0	0	163,000
Total	2,443,966	2,443,966	1,216,064

(e) The voting and dispositive power of the Garens and Mr. Guth is summarized below:

	Eric Garen	Nancy Garen	Theodore E. Guth
Sole Voting and Dispositive Power	2,443,966	2,443,966	1,216,064
Shared Voting and Dispositive Power	0	0	0

(f) None of the Reporting Persons has effected any transaction in the Common Stock of the Company other than the Plans described in this amendment during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

10b5-1 Trading Plans as set forth under Item 4.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.	(A)	Form of 10b5-1 Plan dated as of May 10, 2004.

Exhibit 99.	(B)	Agreement relating to Joint Filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2004

/s/ ERIC R. GAREN

Signature
Eric R. Garen
Name/Title

/s/ NANCY GAREN

Signature
Nancy Garen
Name/Title

/s/ THEODORE E. GUTH

Signature
Theodore E. Guth
Name/Title

The Garen Family Foundation

By:	/s/ ERIC R. GAREN

Signature
Eric R. Garen, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/smbus/forms/13d.htm

Last update: 12/05/